787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

June 15, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Preliminary Proxy Materials for The New Ireland Fund, Inc. (Investment Company Act File No. 811-05984)

Ladies and Gentlemen:

On behalf of The New Ireland Fund, Inc. (the “Fund”), pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed herewith are the preliminary proxy materials consisting of a Letter to Stockholders, Notice of Special Meeting of Stockholders, Proxy Statement and Form of Proxy Card to be used in connection with the Special Meeting.

As set forth in more detail in the accompanying preliminary proxy materials, the Special Meeting is being held to approve a new investment advisory agreement for the Fund. Please note that certain information in the preliminary proxy materials is in the process of being compiled and will be included in the Fund’s definitive proxy statement filing.

Please be advised, in accordance with the requirements of Rule 14a-6(d) under the 1934 Act, that we propose to prepare definitive materials and mail those materials to stockholders of the Fund on the earliest date practicable. We would therefore appreciate receiving any comments of the Commission’s staff on the enclosed preliminary proxy materials as soon as possible so as to facilitate these arrangements.

If you have any questions regarding the foregoing, please call me at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

New York Washington Paris London Milan Rome Frankfurt Brussels

in alliance with Dickson Minto W.S., London and Edinburgh